Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

May 1, 2007	direct dial 404 815 6570 direct fax 404 541 3151 RCheatham@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549
Attention: Mark S. Webb, Legal Branch Chief

Re:	United Community Banks, Inc. SEC File No. 333-141203 Form 10-K SEC File No. 000-21656

Ladies and Gentlemen:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we hereby file via EDGAR, Amendment No. 2 to the above-referenced Form S-4 (the “S-4 Amendment”). We previously filed an amendment to the above-referenced Form 10-K. The S-4 Amendment includes a revised Exhibit 8.1 and a new Exhibit 23.4 in response to the Staff’s comment letter dated April 30, 2007.

We provide below additional responses to the Staff’s comments. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response. A copy of this letter is being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Item 21. Exhibit 8.1

1.
We note your response to prior comment number 16; however, the wording restricts the opinion to Gwinnett Commercial Group, Inc. and does not include shareholders. Please revise to avoid limiting reliance by person.

Response:

We have deleted the last paragraph in the opinion letter in response to the Staff’s comment.

Exhibits

2.	Please file the consent of Mr. Stephens. See Rule 438.

Response:

The requested consent has been filed as Exhibit 23.4 of the S-4 Amendment.

* * *

We appreciate the Staff’s prompt comments and look forward to working with you to have the S-4 declared effective. The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6570 or my colleague, James Stevens at (404) 815-6270. Thank you.

Sincerely, /s/ Richard R. Cheatham Richard R. Cheatham